June 17, 2013	TSX-HNC

Hard Creek Nickel Corporation
Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Special Meeting of Hard Creek Nickel Corporation (the “Issuer”) held on June 12, 2013.

The report on the voting results is as follows:

1. Number of Directors

By vote of proxy (For: 19,344,185 Shares, Against: 83,500 Shares), the number of directors was set at six.

2. Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	14,574,716	278,000
Mark Jarvis	14,537,216	315,500
George Sookochoff	14,573,826	278,890
Tom Milner	14,604,716	248,000
Gary Johnson	14,614,216	238,500
Cliff Carson	14,604,716	248,000

3. To elect Directors to hold office until the next AGM:

By vote of proxy (For: 19,269,685, Against: 81,000)

4. Appointment and Remuneration of Auditor

By vote of proxy (For: 19,335,585 Shares, Withheld: 108,500 Shares), Dale Matheson Carr-Hilton Labonte LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

5. Financial Statements

By vote of proxy (For 19,346,685 Shares, Against 81,000 Shares), the financial statements of the Company, together with the auditors’ report thereon, for the fiscal year ended December 31, 2012 were received and approved.

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6. Approval of Advance Notice Policy

By vote of proxy (For 14,612,216 Shares, Against 240,500 Shares); the approval of the resolutions set out in the Information Circular approving the Advance Notice Policy.

7. Other Business

By vote of proxy (For 19,133,585 Shares, Against 310,500 Shares) the shareholders elected to transact any further or other business as may properly come before the Meeting.

Hard Creek Nickel Corporation

Per: “Leslie Young”
Corporate Secretary

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com